Mail Stop 3561

April 6, 2006

Via Fax and U.S. Mail

Mr. Mick Forde
Associate General Counsel
HSBC Home Equity Loan Corporation I
2700 Sanders Road
Prospect Heights, IL 60070

Re: **HSBC Home Equity Loan Corporation I**
       Registration Statement on Form S-3
       Filed March 10, 2006
       File No. 333-132348

Dear Mr. Forde:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

<u>General</u>

1. We note from the disclosure in "Swaps, Yield Supplement Agreements and Other Derivative Contracts" in the base prospectus that in addition to the derivatives you have specifically identified, "agreements relating to other types of derivative products…may be entered into … ." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise to delete the language quoted above and confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

2. In that regard, please delete the phrase "unless otherwise specified in the prospectus supplement" and other similar phrases.

3. We note from the "Pooled Securities" section of your base prospectus that a trust fund may include mortgage securities in the pool of assets. Please confirm that you intend to comply with Rule 190 and revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in the asset pool of an issuing entity.

4. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

5. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

6. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

7. Please confirm that your asset-backed securities will be investment grade.

8. Please confirm that if any of the loans in the pool are over 30 days delinquent you will include disclosure in the 30/31 day buckets required by Item 1100(b) of Regulation AB.

9. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

10. We suggest revising the prospectus to explicitly incorporate the Annexes into the text in order to avoid causing any doubt as to whether they are part of the prospectus.

Prospectus Supplement #1

Cover

11. Please add a placeholder for disclosure of derivative instruments that may be used in the offering.

Summary, page S-1

12. Please disclose the denomination of the offered securities.

13. We note that you use the term "seller" throughout the prospectus. Please use "originator" instead. Accordingly, please revise this section to include a bracketed placeholder for disclosure relating to any additional originators that may originate 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.

14. In addition, please add bracketed disclosure required by 1110(b) for each originator of 20% or more of the pool assets.

Credit Enhancement, page S-7

15. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Please include a bracketed placeholder confirming that you will describe other possible credit enhancement and derivatives, when applicable. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

16. Please provide a bracketed placeholder, where appropriate, confirming that you will provide all financial disclosure required by Item 1114(b) for credit enhancers meeting the applicable thresholds. Additionally, please provide similar bracketed language regarding the disclosure you will provide with respect to derivative arrangements with third parties. Refer to Item 1115 of Regulation AB.

17. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

Optional Substitution, page S-8

18. Please tell us why you believe that optional substitution of pool assets "at any time" is consistent with the notion of a discrete pool.

Optional Termination, page S-8

19. While we note your optional termination discussion, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(viii) of Regulation AB.

The Sponsor and the Servicer, page S-21

20. We note that your offering contemplates the possibility of additional servicers or subservicers. Please include a bracketed placeholder for the disclosure with respect to those servicers that is required by Item 1108 of Regulation AB. In addition, please add a placeholder in the summary of terms indicating that you will identify all servicers that service 10% or more of the pool assets.

Prospectus Supplement #2

The Certificate Insurer, page S-40

21. Please note that a disclaimer of liability for material information provided by the certificate insurer is not appropriate. Please revise the disclaimers mentioned above, and delete any other similar disclaimers in the prospectus.

Base Prospectus

Description of Credit Enhancement, page 36

22. We note that the disclosure in the spillover paragraph at the bottom of page 36 states that "other instruments" may be described in the prospectus supplement.

Please revise to clarify that the credit enhancement will be limited to the forms set forth in the base prospectus.

Swaps, Yield Supplement Agreements and Other Derivative Contracts, page 40

23. Please revise here to clarify that swaps will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Purchase Obligations, page 40

24. It appears that purchase obligations whose proceeds go directly to securityholders are themselves securities requiring registration. Please revise or advise.

25. We have referred your description of purchase obligations to IM for possible comment.

Reduction or Substitution of Credit Enhancement, page 41

26. We note that "in most cases," credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

Yield and Prepayment Considerations, page 49

27. We note the spillover paragraph at the bottom of page 49. You state that variable interest payments may be determined by reference to "an index or otherwise." Please revise the base prospectus to specify all indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB. Alternatively, confirm that all possible indices of interest will represent traditional indices for interest on debt and will not be indices of securities or commodities.

*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Mick Forde
HSBC Home Equity Loan Corporation I
April 6, 2006
Page 7

If you have any questions regarding these comments, you may contact Daniel
Morris at (202) 551-3314. If you need further assistance, you may contact me at (202)
551-3755.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Stephen Esko (Sidley Austin)
        Fax: 212.839.5499